

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 21, 2010

By U.S. mail and facsimile to (212) 557-0073

Mr. David Garin, Chief Financial Officer
Amiworld, Inc.
60 E. 42nd Street, Suite 1225
New York, NY 10165

> **RE: Amiworld, Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2008**
> **Filed January 6, 2010**
> **Form 10-Q/A for the period ended June 30, 2009 and**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 0-52742**

Dear Mr. Garin:

We have reviewed your response letter dated December 11, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the year ended December 31, 2008 filed January 6, 2010

Critical Accounting Policies, page 32

1. We have read your response to comment 9 in our letter dated November 2, 2009. It appears the functional currency of your subsidiaries is the Colombian peso. If so, in order to avoid confusion for your readers, then please remove the sentence "The functional currency of our Colombian subsidiaries has been changed to the United States dollar once our production facilities in Colombia commenced producing operations, as debt, operating revenues and costs of our Colombia subsidiaries will primarily be denominated in United States dollars" in future filings.

(1) Nature of organization, page F-7

2. We have read your response to comment 11 in our letter dated November 2, 2009. You state that you have incurred losses in excess of your investment as of December 31, 2007, and as a result report no investment balance related to Great

Voyages. Please revise future filings to state that the date is as of December 31, 2008, if true, or whichever is the applicable period end date.

Item 9A. Controls and Procedures, page 54

3. We have read your response to comments 13 and 14 in our letter dated November 2, 2009 and revised disclosure made herein. You have disclosed you identified "a problem relating to the flow of information…which management attributes to our significant growth over a short period of time" and believe that "these problems arose partially as a result of normal growth issues" but also due to the language barrier between your executive management and your operations personnel and other executives. Based on this disclosure, it is not clear as to what, exactly, the material weaknesses are. Please explain to us and amend your filing to clarify the nature of such weaknesses, and how such weaknesses increase the risk that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

4. Notwithstanding the immediately preceding comment, we not your statement on page 54 that your disclosure controls and procedures were effective as of December 31, 2008, at the reasonable assurance level but that subsequent to then, it became apparent that this conclusion was incorrect. Please amend your Form 10-K/A to clearly disclose that your disclosure controls and procedures were ineffective as of December 31, 2008.

5. We also note from your response to comment 14 that the Company "is confident that there were no material errors in its prior reports that occurred as a result of the weaknesses described." Please tell us and amend your filing to explain the basis for such statement.

6. We note the disclosure on page 55 that "Other than as described above, there were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2008, which were identified in conjunction with management's evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." However, we note the disclosure on page 54 mentioning the activities undertaken to remedy the material weaknesses. Please tell us if these remedial activities would reasonably likely materially affect your internal control over financial reporting. If so, it appears such activities did not begin until after December 31, 2008. Therefore, it appears there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter (the quarter ended December 31, 2008) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If this is true, please amend your filing to remove the phrase "Other than as described above".

7. We have read your response to comment 15 in our letter dated November 2, 2009 and the revised disclosure on page 55 that "Based on an assessment carried out during the period December 27-29, 2008, management believes that, as of December 31, 2008, our internal control over financial reporting was effective, except as discussed above." Given the existence of the material weaknesses identified, please amend your Form 10-K/A to clearly disclose that your internal control over financial reporting as of December 31, 2008 was ineffective. Refer to Item 308(a)(3) of Regulation S-K.

Form 10-Q/A for the period ended June 30, 2009

8. We have read your response to comment 18 in our letter dated November 2, 2009. It does not appear that you have included the items previously requested in your revised filing, or in the September 30, 2009 Form 10-Q. Therefore, given the continuing material impact that receivables variances has on operating cash flows, in future filings, please revise your liquidity section to:
    - Quantify the days sales outstanding ratio for each period and explain material fluctuations therein;
    - Quantify the standard number of days you give customers to pay;
    - Describe changes in the aging of the receivables portfolio for the applicable periods; and
    - State that there have been no receivable write offs in these periods.
    Refer to Section 501.15 of the FRC.

Form 10-Q for the period ended September 30, 2009

Financial Statements

9. We note that net income (loss) as presented on the statement of operations herein, as well as in the March 31, 2009 and June 30, 2009 Forms 10-Q/A excludes the income (loss) attributable to the noncontrolling interest. In future filings, please ensure that your presentation is consistent with that shown in paragraph A4 to the guidance previously known as SFAS 160, now codified as ASC 810-10-65.

Management's Discussion and Analysis, page 12

10. We note your disclosure on page 13 that Odin Petroil had no sales during the three months ended September 30, 2009. Please tell us why, and disclose in future filings as appropriate, this is so. We note that sales of petroleum diesel, which is generated by Odin Petroil, accounted for nearly half of consolidated sales as of December 31, 2008.

*   *   *   *

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

         Sincerely,

         Terence O'Brien
         Branch Chief